UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 1)

Seadrill Limited
(Name of Issuer)

Common Shares, par value $0.10 per share
(Title of Class of Securities)

G7998G106
(CUSIP Number)

Hemen Investments Ltd
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Investments Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,052,813

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,052,813

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,052,813

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,021,036

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,021,036

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,021,036

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Hemen Holding Limited is the sole shareholder of Hemen Investments Ltd. As such, it may be deemed to beneficially own the Common Shares that Hemen Investments Ltd beneficially owns.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,021,036

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,021,036

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,021,036

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares that Hemen Holding Limited and Hemen Investments Ltd beneficially own.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,021,036

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,021,036

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,021,036

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the indirect sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Investments Ltd and Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that Hemen Investments Ltd and Hemen Holding Limited beneficially own.

CUSIP No.	G7998G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,021,036

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,021,036

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,021,036

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*  Mr. Fredriksen may be deemed to beneficially own 27,021,036 Common Shares through his indirect influence over Hemen Investments Ltd, Hemen Holding Limited, and Greenwich Holdings Limited, the shares of which are held in the Trusts. The Trusts are the indirect sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Investments Ltd and Hemen Holding Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 27,021,036 Common Shares beneficially owned by Hemen Investments Ltd, Hemen Holding Limited, and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 27,021,036 Common Shares beneficially owned by Hemen Investments Ltd, Hemen Holding Limited, and Greenwich Holdings Limited.

Item 1.	Identity and Background
This Schedule 13D/A (the "Amendment No. 1") amends and supplements the Schedule 13D (as amended, the "Schedule 13D") filed by (i) Hemen Investments Ltd, a Cyprus holding company ("Hemen Investments"), (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen Holding"), (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"), (iv) C.K. Limited, a Jersey company ("C.K. Limited") and (v) Mr. John Fredriksen, a citizen of Cyprus (collectively, the "Reporting Persons") on July 12, 2018, relating to the common shares, par value $0.10 per share (the "Common Shares") of Seadrill Limited, a Bermuda exempted company (the "Issuer").  Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.
Item 3.	Source and Amount of Funds or Other Consideration
This Amendment No. 1 amends the Schedule 13D to add the following paragraph to Item 3 of the Schedule 13D:
On December 6, 2018, Hemen Holding sold 3,000,000 Common Shares at a price of NOK 114.08 per share in a trade effected on the Oslo Stock Exchange.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b) The aggregate number and percentage of shares of the Issuer beneficially owned by the Reporting Persons (based upon the 100,000,000 Common Shares issued and outstanding as reported to be outstanding as of September 30, 2018, as disclosed in the Issuer's Prospectus Supplement No. 1 filed pursuant to Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on November 27, 2018) are as follows:
Hemen Investments
a) Amount beneficially owned: 2,052,813	Percentage: 2.1%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 2,052,813
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 2,052,813

Hemen Holding
a) Amount beneficially owned: 27,021,036	Percentage: 27.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 27,021,036
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 27,021,036

Greenwich
a) Amount beneficially owned: 27,021,036	Percentage: 27.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 27,021,036
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 27,021,036

C.K. Limited
a) Amount beneficially owned: 27,021,036	Percentage: 27.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 27,021,036
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 27,021,036

John Fredriksen*
a) Amount beneficially owned: 27,021,036	Percentage: 27.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: -0-
ii. Shared power to vote or to direct the vote: 27,021,036
iii. Sole power to dispose or to direct the disposition of: -0-
iv. Shared power to dispose or to direct the disposition of: 27,021,036
* Mr. Fredriksen disclaims beneficial ownership of the 27,021,036 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 27,021,036 Common Shares.
Except as described above, no Common Shares are beneficially owned by the persons named in Item 2.
(c.) The information set forth in Item 3 of this Amendment No. 1 is incorporated herein by reference.
(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
(e.) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
On December 6, 2018, Hemen Holding entered into a cash-settled total return swap agreement with DNB Bank ASA as the counterparty (the "Total Return Swap") with economic exposure to 3,000,000 notional Common Shares at a price of NOK 114.633 per share. The expiration date of the Total Return Swap is March 6, 2019. The Total Return Swap provides Hemen Holding with economic results that are comparable to ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are the subject of the Total Return Swap.
The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

Item 7.	Materials to be Filed as Exhibits
This Amendment No. 1 amends and restates Item 7 of the Schedule 13D in its entirety as follows:
Exhibit A:	Joint Filing Agreement.

Exhibit B:	Investment Agreement, dated September 12, 2017, as amended (incorporated by reference to Exhibit 10.3 of Old Seadrill's Current Report on Form 6-K, filed on September 13, 2017).

Exhibit C:	Restructuring Support & Lock-Up Agreement, dated September 12, 2017, as amended (incorporated by reference to Exhibit 10.2 of Old Seadrill's Current Report on Form 6-K, filed on September 13, 2017).

Exhibit D:	Registration Rights Agreement, dated April 17, 2018 (incorporated by reference to Exhibit 4.2 of the Issuer's registration statement on Form F-1, filed on April 26, 2018).

Exhibit E:
Second Amended Joint Chapter 11 Plan (as modified) of Reorganization of Seadrill Limited and Its Debtor Affiliates (incorporated by reference to Exhibit 2.1 of the Issuer's registration statement on Form F-1, filed on April 26, 2018).

Exhibit F:
Form of Swap Claim Assignment Agreement, dated June 6, 2018 (incorporated by reference to Exhibit F of the Reporting Persons' Schedule 13D filed with the U.S. Securities and Exchange Commission on July 12, 2018).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 22, 2019
(Date)

Hemen Investments Ltd

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen*
(Name)
* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his voting and dispositive interests therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated January 22, 2019, relating to the Common Shares, par value $0.10 per share of Seadrill Limited shall be filed on behalf of the undersigned.

Hemen Investments Ltd

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen
(Name)